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Alcatel-Lucent Reports Q2 2015 Results

First Q2 of free cash flow generation since the Alcatel-Lucent merger in 2006

•

Positive free cash flow of Euro 65 million, marking the first Q2 of positive free cash flow since the Alcatel-Lucent merger in 2006, improving by Euro 270 million compared to the year-ago quarter. Free cash flow before restructuring of Euro 158 million, up Euro 248 million compared to the year-ago quarter.

•

Group revenues, excluding Managed Services and at constant perimeter, increasing 6% year-on year. At constant exchange rates, Group revenues, excluding Managed Services and at constant perimeter, were down 8%. The weight of next-generation activities continued to progress, representing 76% of revenues compared to 70% in the year-ago quarter.

•	Gross margin expanding 220 bps year-over-year to 34.8%.

•	Adjusted operating income of Euro 175 million, leading to an operating margin of 5.1%, up 100 bps compared to Q2 2014.

Key numbers for the second quarter 2015

In Euro million (except for EPS)	Second quarter 2015	Second quarter 2014	Change y-o-y

Profit & Loss Statement
Revenues	3,450	3,279	5%/-9%*

Gross profit	1,202	1,068	134

in % of revenues	34.8%	32.6%	220 bps

Adjusted Operating income	175	136	39

in % of revenues	5.1%	4.1%	100 bps

Reported Net income (loss) (Group share)	(54)	(298)	244

Reported EPS diluted (in Euro)	(0.02)	(0.11)	Nm

Reported E/ADS diluted (in USD)	(0.02)	(0.15)	Nm

Cash Flow Statement
Segment Operating cash flow	316	96	220

Free cash flow	65	(205)	270

Free cash flow before restructuring cash outlays	158	(90)	248

The Shift Plan KPIs

Core Networking Revenues	1,675	1,369	22%/10%*

Core Networking Adjusted Operating income	153	123	30

in % of revenues	9.1%	9.0%	10 bps

Access operating cash flow	129	(9)	138

Cumulative Fixed Cost Savings	746	572	174

*At constant rate

Paris, July 30, 2015 - Alcatel-Lucent’s (Euronext Paris and NYSE: ALU) results for Q2 2015 once again demonstrate good resilience in an overall soft spending environment notably in North America, with continued solid progress in margins and free cash flow.

Commenting on the results, Michel Combes, CEO of Alcatel-Lucent, said: “Our second quarter 2015 results represent a significant milestone for Alcatel-Lucent, reflecting the first Q2 of free cash flow generation since the merger of Alcatel and Lucent in 2006. Alcatel-Lucent’s financial results for the first half of 2015 clearly show that the company has delivered on the key objectives of The Shift Plan, launched two years ago. The company is now well on track to complete its turnaround by the end of the year.

Today we can also report that progress towards the proposed combination with Nokia is well on track, in particular with regulatory approvals being secured in a number of jurisdictions. This is a positive endorsement of the project, as Alcatel-Lucent prepares to write the next chapter of its transformation story, and becomes part of a powerhouse in global communications today and long into the future.”

Highlights of Q2 2015

•

Group revenues, excluding Managed Services and at constant perimeter, increased 6% year-on-year. At constant exchange rates, Group revenues, excluding Managed Services and at constant perimeter, were down 8%. The weight of next-generation activities continued to progress, representing 76% of revenues compared to 70% in the year-ago quarter. Next-generation technologies revenues increased 15% year-over-year at actual rates and declined 1% at constant exchange rates.

•	Gross margin reached 34.8% of revenues, expanding 220 bps year-on-year, driven notably by improved profitability and favorable software mix across several business lines.

•

Cumulative fixed cost savings totaled Euro 746 million through Q2 2015, reflecting ongoing initiatives as well as the cumulative improvement in operating reserves since the beginning of the Shift Plan.

•	Operating expenses increased 10% year-over-year at actual rates, and were down 3% at constant exchange rates.

•

Adjusted operating income totaled Euro 175 million, or 5.1% of revenues, compared to Euro 136 million in Q2 2014, or 4.1% of revenues. Profitability of our Core Networking segment improved 10 bps to reach an adjusted operating margin of 9.1% while our Access segment improved 70 bps to reach an adjusted operating margin of 1.3%.

•

As reported, the Group showed a net loss (Group share) of Euro (54) million in Q2 2015, or Euro (0.02) per share, compared to Euro (298) million in the year-ago period. In addition to stronger operating profitability, the improvement mainly reflects lower financial expenses and restructuring costs.

•

Free cash flow was Euro 65 million, an improvement of Euro 270 million year-over-year, reflecting stronger operating profitability, improved operating working capital and lower non-operating cash items. Free cash flow before restructuring was Euro 158 million, an improvement of Euro 248 million compared to the year-ago quarter.

•	At June 30, 2015, the Group had a net cash position of Euro 212 million, versus a net cash position of Euro 262 million at March 31, 2015.

•

At June 30, 2015, the Group’s overall Pensions and OPEB exposure indicated a deficit of Euro (1,065) million compared to a deficit of Euro (1,645) million at March 31, 2015. This change primarily reflects the increase in discount rates over the last quarter. From an ERISA standpoint, which determines funding requirements in the US, the US pension funds remain in a surplus and we do not expect to make any additional contributions to these plan assets for the foreseeable future. In addition, consistent with prior announcements, Alcatel-Lucent is making an offer to approximately 86,000 participants in its US pension plans a one-time opportunity to convert their currently monthly pensions to a lump sum payment. This offer formally began on July 20, 2015 and ends on September 25, 2015. Payments to those who elect to accept this offer will be made on or about November 2, 2015 from existing plan assets.

Highlights of January – June 2015

•

Group revenues, excluding Managed Services and at constant perimeter, increased 9% year-on-year. At constant exchange rates, Group revenues, excluding Managed Services and at constant perimeter, are down 6%. The weight of next-generation activities represented 75% of revenues compared to 69% in the year-ago period. Next-generation revenues increased 19% year-over-year at actual rates and 4% at constant exchange rates.

•	Gross margin reached 34.7% of revenues, improving 230 bps compared to the first half of 2014.

•	Adjusted Operating income totaled Euro 257 million, or 3.8% of revenues compared to Euro 169 million, or 2.7% of revenues in the year-ago period.

•	As reported, the Group showed a net loss (Group share) of Euro (126) million, an improvement of Euro 245 million compared to the net loss of Euro (371) million in the year-ago period.

•

Free cash flow of Euro (267) million, an improvement of Euro 336 million compared to the first half of 2014. Free cash flow before restructuring was Euro (62) million, an improvement of Euro 316 million year-over-year.

CORE NETWORKING

Core Networking segment revenues were Euro 1,675 million in Q2 2015, up 22% year-over-year at actual rates and up 10% at constant rates. Adjusted operating income totaled Euro 153 million, or 9.1% of segment revenues in Q2 2015, compared to Euro 123 million or 9.0% of revenues in Q2 2014, reflecting continued strong contribution from IP Routing in addition to improvements in both IP Transport and IP Platforms. Core Networking segment operating cash flow was Euro 192 million in the quarter, an increase of Euro 89 million compared to Q2 2014.

Breakdown of segment (In Euro million)	Second quarter 2015	Second quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	First quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
Core Networking

Revenues	1,675	1,369	22%	10%	1,450	16%	14%

IP Routing	659	561	17%	3%	583	13%	12%

IP Transport	630	484	30%	21%	492	28%	26%

IP Platforms	386	324	19%	3%	375	3%	2%

Adjusted Operating income	153	123	30		41	112

in % of revenues	9.1%	9.0%	10 bps		2.8%	Nm

Segment Operating Cash-Flow	192	103	89		(42)	234

in % of revenues	11.5%	7.5%	400 bps		-2.9%	Nm

IP Routing revenues were Euro 659 million in Q2 2015, an increase of 17% at actual rates and 3% at constant rates, when compared to Q2 2014. The business witnessed double-digit growth in EMEA and CALA, resilience in North America and declines in APAC driven by a continued spending pause in Japan. Revenues from non-telco customers grew at a double-digit pace year-over-year, at constant exchange rates, reflecting the continued progress in our market diversification strategy.

•	Expansion into the core routing market continues, as our 7950 XRS IP Core router saw strong year-over-year revenue growth and registered 5 new wins in Q2, for a total of 44 wins to date.

•

Continued momentum in virtualized routing both in and outside the telecom service provider space with 8 new customers for the Virtualized Service Router (VSR) in Q2 2015, bringing the total to 16 deployments and over 75 trials underway, including our NFV trial with Telefonica which includes our VSR.

•	Introduction of the Network Services Platform, the industry’s first carrier SDN platform that unifies network service automation and carrier network optimization across IP and Optical layers.

•

Nuage added 5 new customers, bringing the total to 25 wins, including China Mobile, and announced collaborations with both Arista and Mirantis as part of Nuage Networks ecosystem program. Nuage also introduced the Virtualized Services Assurance Platform (VSAP), which addresses the need for visibility and correlation between the virtual networks for applications and workloads and the physical connectivity provided by the datacenter network infrastructure.

IP Transport revenues were Euro 630 million in Q2 2015, up 30% at actual rates and 21% at constant rates, compared to the year-ago quarter. Terrestrial optics revenues showed strong double-digit growth at constant rates, as WDM witnessed strength in EMEA, CALA and APAC. The cyclical upswing continued in our submarine business, as revenues grew more than 40% at constant rates and our pipeline grew with new awards and contracts signed.

•

Within WDM, our 1830 Photonic Service Switch (PSS) platform represented 52% of terrestrial optical product revenues in the quarter, up 9 percentage points year-on-year, and was notably selected by the Beijing and Nanning Railway Bureaus in China to upgrade the ‘backbone’ communications networks of rail lines in China.

•

In Q2 2015, our 100G shipments represented 51% of total WDM line cards shipments, an increase of 15 percentage points year-on-year. Recent 100G announcements include both Telecom Italia and Tiscali in Italy in addition to AIS in Thailand.

•	Alcatel-Lucent and T-Mobile Czech Republic successfully completed a trial of 400G data transmission over an existing network using our 1830 PSS with the 400G Photonic Service Engine (PSE).

•

ASN registered a number of new wins in Q2 2015, including the first phase of a new route linking Japan to Europe passing along Alaska, in addition to successfully achieving a new transmission record for capacity upgrade on the Apollo South system, which connects France to the United States. A lab trial also achieved a distance record for undersea data transmission over more than 10,000 km using unique 300G technology of ASN’s 1620 SOFTNODE platform.

IP Platforms revenues were Euro 386 million in Q2 2015, a year-on-year increase of 19% at actual rates and 3% at constant rates. The business was driven by IMS for VoLTE, which witnessed strong traction in North America and benefitted from geographic expansion into other regions. This was partially offset by declines in Policy and Charging and SDM, which had difficult year-over-year comparisons, and the tail-end of the phase out of legacy businesses.

•

Alcatel-Lucent launched Rapport™, a software-based, open platform that gives large enterprises and service providers a better way to deliver communications and collaboration services. KPN recently selected the platform to simplify and consolidate a number of voice services, such as VoLTE, onto one platform.

•

Robi Axiata Limited, a leading mobile operator in Bangladesh, is one of the first carriers to deploy Alcatel-Lucent’s new Motive OSS software portfolio throughout their data centers, to enhance their consumer experience and provide a view of network performance.

•

We issued our “Mobile Device Report” which uses the Motive Wireless Network Guardian to look at how different devices behave on and impact the network. Service providers can use insights like these to predict the impact of device growth while optimally planning network growth and the promotion of new devices.

•

CloudBand, our NFV platform, is involved in 27 projects, 5 of which are commercial deployments, and recently signed a memorandum of understanding with Telefonica to test NFV technologies to investigate how mobile networks can be transformed to meet demands being placed on them by the Internet of Things, machine-to-machine communications and increased customer connectivity.

ACCESS

Access segment revenues were Euro 1,772 million in Q2 2015, a decrease of 7% year-over-year at actual rates and a decrease of 20% at constant rates. In Q2 2015, segment operating income was Euro 23 million, compared to a segment operating income of Euro 11 million in Q2 2014, reflecting improvements from both Wireless and Managed Services, in addition to continued double-digit margin contribution from Fixed Access. Segment operating cash flow was Euro 129 million in the quarter, Euro 138 million better than Q2 2014, reflecting improved operating working capital.

Breakdown of segment (In Euro million)	Second quarter 2015	Second quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	First quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
Access
Revenues	1,772	1,907	-7%	-20%	1,782	-1%	-2%
Wireless Access	1,148	1,299	-12%	-27%	1,184	-3%	-5%
Fixed Access	548	521	5%	-6%	506	8%	9%
Managed services	58	77	-25%	-29%	78	-26%	-25%
Licensing	18	10	80%	70%	14	29%	29%
Adjusted Operating income	23	11	12		67	(44)
in % of revenues	1.3%	0.6%	70 bps		3.8%	-250 bps
Segment Operating Cash-Flow	129	(9)	138		(58)	187
in % of revenues	7.3%	-0.5%	780 bps		-3.3%	Nm

Wireless Access revenues were Euro 1,148 million, a year-on-year decrease of 12% at actual rates and 27% at constant rates. Marked by a difficult comparison base in the year-ago quarter, the sales decline was driven by lower spending in the US and project timing in China.

•

Alcatel-Lucent signed frame agreements with China Mobile and China Unicom, where Alcatel-Lucent will deliver a range of products including mobile and fixed ultra-broadband access, IP routing, NFV and Nuage’s SDN technologies.

•

Alcatel-Lucent and China Mobile conducted the industry’s first field trial of a virtualized radio access network-based architecture using network functions virtualization (NFV) technology, which was carried out at Beijing’s Tisinghua University.

•	The advancement of 5G development is a crucial area of research for Alcatel-Lucent, as evidenced by our recent announcements:

▪

The signing of a memorandum of understanding with KT to test technologies for the eventual introduction of 5G mobile networks and infrastructure capable of meeting the huge connectivity demands expected in the future.

▪

Our participation in the FANTASTIC-5G project, a group of 16 leading players in the field of telecommunications are joining forces to advance the development of a new air interface below 6 GHz for 5G networks.

▪

Collaboration agreement between Bell Labs and Technische Universität Dresden’s 5G Lab Germany to develop and test technologies that will help to define the capability of 5G mobile networks in meeting the massive connectivity demands of the future, with the high-performance required by end-users.

•

Momentum with small cells continued in the quarter as Alcatel-Lucent expanded its Site Certification Program to help service providers quickly deploy small cells and as AIS in Thailand deployed Alcatel-Lucent technology to improve cellular services for customers.

Fixed Access revenues were Euro 548 million in Q2 2015, an increase of 5% compared to the year-ago quarter at actual rates and a decrease of 6% at constant rates. Traction with fiber and next generation products continued in APAC with China returning to growth, but was offset by declines in EMEA and the continued spending pause in North America.

•

Our next-generation technologies are seeing strong market traction, as evidenced by recent announcements with BT, which is trialing G.fast, Vodafone, which is trialing TWDM-PON, and with Energia in Japan, which will trial both G.fast and TWDM-PON technologies to increase network speeds over existing copper and fiber.

•	Bell Canada and SiFi Networks, a US fiber optics network provider, will both deploy Alcatel-Lucent fiber products as they roll out ultra-broadband access.

•	We launched a number of new products and solutions in the quarter, including:

▪	G.fast home networking residential gateway, which provides service providers an end-to-end solution to accelerate the deployment of ultra-broadband access in homes and businesses.

▪	New FX-12 fiber platform in a form factor designed for cable MSOs, supporting 10G EPON services.

▪

PSTN Smart Transform, a solution that enables communications providers to transition their existing voice services from ‘legacy’ PSTN (public switched telephone network) technology to more cost-effective all-IP ultra-broadband infrastructure. This has witnessed early success, including a win with Deutsche Telekom.

GEOGRAPHICAL INFORMATION

North America revenues increased by 2% at actual rates year-over-year and declined by 18% at constant rates, reflecting a softer spending environment in the region compared to the year-ago quarter. Europe witnessed improving trends, with revenues increasing 9% year-over-year (7% at constant rates), driven by positive momentum in IP Transport and IP Routing. Asia Pacific posted a 3% year-over-year increase in revenues at actual rates and a 12% decrease at constant rates, mainly reflecting project timing in China related to Wireless Access and continued weakness in Japan, partially compensated by growth in South-east Asia, Australia and India. In Rest of World, revenues increased 11% year-over-year (4% at constant rates), as double-digit growth in CALA was partially offset by declines in MEA.

Geographic breakdown of revenues (In Euro million)	Second quarter 2015	Second quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	First quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
North America	1,528	1,492	2%	-18%	1,560	-2%	-4%
Europe	792	724	9%	7%	704	13%	12%
Asia Pacific	689	667	3%	-12%	586	18%	16%
RoW	441	396	11%	4%	385	15%	15%
Total group revenues	3,450	3,279	5%	-9%	3,235	7%	5%

P&L HIGHLIGHTS

Adjusted Profit & Loss Statement (In Euro million except for EPS)	Second quarter 2015	Second quarter 2014	Change y-o-y	First quarter 2015	Change q-o-q
Revenues	3,450	3,279	5%/-9%*	3,235	7%/5%*
Cost of sales	(2,248)	(2,211)	(37)	(2,116)	(132)
Gross profit	1,202	1,068	134	1,119	83
in % of revenues	34.8%	32.6%	220 bps	34.6%	20 bps
SG&A expenses	(436)	(396)	10%	(428)	2%
R&D costs	(591)	(536)	10%	(609)	-3%
Adjusted Operating income	175	136	39	82	93
in % of revenues	5.1%	4.1%	100 bps	2.5%	260 bps
Restructuring costs	(122)	(275)	153	(69)	(53)
Litigations	-	-	-	(19)	19
Gain/(loss) on disposal of consolidated entities	(4)	(3)	(1)	(4)	(0)
Post-retirement benefit plan amendment	(1)	-	(1)	-	(1)
Financial expense	(114)	(190)	76	(28)	(86)
Share in net income of equity affiliates	-	5	(5)	1	(1)
Income/(loss) tax benefit	13	31	(18)	(23)	36
Income/(loss) from discontinued activities	(0)	3	(3)	(14)	14
Adjusted Net income (loss) (Group share)	(49)	(290)	241	(68)	19
Non-controlling interests	(4)	(3)	(1)	(6)	2
Adjusted EPS diluted (in Euro)	(0.02)	(0.10)	Nm	(0.02)	Nm
Adjusted E/ADS* diluted (in USD)	(0.02)	(0.14)	Nm	(0.03)	Nm
Number of diluted shares (million)	2,792.1	2,765.5	Nm	2,782.8	Nm

Adjusted Profit & Loss Statement (In Euro million except for EPS)	H1 2015	H1 2014	Change

Revenues	6,685	6,242	7%/-7%*

Cost of sales	(4,364)	(4,218)	(146)

Gross profit	2,321	2,024	297

in % of revenues	34.7%	32.4%	230 bps

SG&A expenses	(864)	(777)	11%

R&D costs	(1,200)	(1,078)	11%

Adjusted Operating income	257	169	88

in % of revenues	3.8%	2.7%	110 bps

Restructuring costs	(191)	(342)	151

Litigations	(19)	4	(23)

Gain/(loss) on disposal of consolidated entities	(8)	(19)	11

Post-retirement benefit plan amendment	(1)	-	(1)

Financial expense	(142)	(272)	130

Share in net income of equity affiliates	1	7	(6)

Income/(loss) tax benefit	(10)	81	(91)

Income/(loss) from discontinued activities	(14)	19	(33)

Adjusted Net income (loss) (Group share)	(117)	(355)	238

Non-controlling interests	(10)	2	(12)

Adjusted EPS diluted (in Euro)	(0.04)	(0.13)	Nm

Adjusted E/ADS diluted (in USD)	(0.05)	(0.18)	Nm

Number of diluted shares (million)	2,782.8	2,762.1	Nm

*At constant rate

CASH FLOW STATEMENT HIGHLIGHTS

Cash Flow highlights (In Euro million )	Second quarter 2015	Second quarter 2014	H1 2015	H1 2014
Adjusted operating income	175	136	257	169
Change in operating WCR, D&A and other adj.	147	2	111	(48)
Operating Cash Flow	322	138	368	121
Interest	11	(28)	(92)	(117)
Income tax (expense)	(31)	(22)	(47)	(56)
Pension funding & retiree benefit cash outlays	(28)	(60)	(48)	(102)
Restructuring cash outlays	(93)	(115)	(205)	(225)
Capital expenditures (incl. R&D cap.)	(132)	(126)	(259)	(232)
Disposal of Intellectual Property	16	8	16	8
Free Cash Flow	65	(205)	(267)	(603)
Free Cash Flow excluding restructuring cash outlays	158	(90)	(62)	(378)

BALANCE SHEET HIGHLIGHTS

Statement of position - Assets (In Euro million)	Jun 30, 2015	Mar 31, 2015
Total non-current assets	11,501	11,613
Goodwill & intangible assets, net	4,779	4,578
Prepaid pension costs	2,831	2,977
Other non-current assets	3,891	4,058
Total current assets	11,441	12,300
OWC assets	4,667	4,998
Other current assets	997	1,369
Marketable securities, cash & cash equivalents	5,777	5,933
Total assets	22,942	23,913

Statement of position - Liabilities and equity (In Euro million)	Jun 30, 2015	Mar 31, 2015
Total equity	3,322	2,995
Attributable to the equity owners of the parent	2,443	2,063
Non controlling interests	879	932
Total non-current liabilities	11,680	12,251
Pensions and other post-retirement benefits	5,197	5,914
Long term debt	5,051	5,184
Other non-current liabilities	1,432	1,153
Total current liabilities	7,940	8,667
Provisions	1,239	1,338
Short term debt	575	652
OWC liabilities	4,557	4,630
Other current liabilities	1,569	2,047
Total liabilities and shareholder’s equity	22,942	23,913

Alcatel-Lucent will host a press and analyst conference at 12.45 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/Q2-2015

Notes

The Board of Directors of Alcatel-Lucent met on July 29, 2015, examined the Group’s unaudited interim condensed consolidated financial statements at June 30, 2015, and authorized their issuance.

The interim condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/Q2-2015

Operating income is the Income from operating activities before restructuring costs, litigations, impairment of assets, gain on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

Upcoming events

November 5: Third-quarter results

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: + 33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: + 33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS
MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: + 33 (0)1 55 14 11 20
FLORENT DEFRETIN	florent.defretin@alcatel-lucent.com	T: + 33 (0)1 55 14 14 27
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: + 1 908-582-7998

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example the stated goal to achieve “positive free cash flow” in 2015 and complete the combination with Nokia. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption”, “on track”, “turnaround”, variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad worldwide trends not within our control, locally specific events that may have an impact on our overall activities, as well as the timing of closing and expected benefits from the contemplated combination with Nokia and the impact of each of such operation on sales and income. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand and market trends being as expected (in particular for those where we have decided to focus our resources), our ability to diversify our customer base, reach the targeted levels of cash flow generation, achieve the planned fixed cost savings, as well as close on certain operations, among which the announced combination with Nokia. Actual outcomes may also differ materially with regard to our projected combination with Nokia and achieving our Shift Plan goals such as headcount reduction and streamlining the organization, product mix and site rationalization, exit of unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans and to convert US pension liabilities into a one-time lump-sum payment in a cost-effective manner, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2014, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the U.S. Securities and Exchange and Commission (the “SEC”), the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with the Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PUBLIC EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s tender offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (http://company.nokia.com/en) and Alcatel (www.alcatel-lucent.com), as applicable.

ADJUSTED PROFORMA RESULTS

In the second quarter, the reported net loss (Group share) was Euro (54) million or Euro (0.02) per diluted share (USD (0.02) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 5 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which excludes the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The second quarter 2015 adjusted net loss (Group share) was Euro (49) million or Euro (0.02) per diluted share (USD (0.02) per ADS).

	Q2 2015
(In Euro million except for EPS)	As reported	PPA	Adjusted

Revenues	3,450		3,450
Cost of sales	(2,248)		(2,248)

Gross Profit	1,202		1,202

SG&A expenses	(436)		(436)
R&D costs	(598)	7	(591)

Operating income	168	7	175

Restructuring costs	(122)		(122)
Litigations	-		-
Gain/(loss) on disposal of consolidated entities	(4)		(4)
Post-retirement benefit plan amendment	(1)		(1)

Income from operating activities	41	7	48

Financial expense	(114)		(114)

Share in net income of equity affiliates	-		-
Income/(loss) tax benefit	15	(2)	13

Income (loss) from continuing operations	(58)	5	(53)

Income (loss) from discontinued activities	(0)		(0)

Net Income (loss)	(58)	5	(53)

of which : Equity owners of the parent	(54)	5	(49)
Non-controlling interests	(4)		(4)

Earnings per share : basic	(0.02)		(0.02)
Earnings per share : diluted	(0.02)		(0.02)

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.1154 USD as of June 30, 2015.

RESTATEMENT OF 2015 - 2014 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	Q2 2015	Q1 2015	2014	Q4 2014	Q3 2014	Q2 2014	Q1 2014	2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Core Networking	1,675	1,450	5,966	1,802	1,443	1,369	1,352	6,151	1,726	1,516	1,583	1,326
IP Routing	659	583	2,368	664	594	561	549	2,253	555	580	624	494
IP Transport	630	492	2,114	649	527	484	454	2,120	618	544	530	428
IP Platforms	386	375	1,484	489	322	324	349	1,778	553	392	429	404
Access	1,772	1,782	7,157	1,871	1,807	1,907	1,572	7,447	1,983	1,951	1,816	1,697
Wireless Access	1,148	1,184	4,685	1,211	1,176	1,299	999	4,510	1,240	1,196	1,062	1,012
Fixed Access	548	506	2,048	549	518	521	460	2,069	542	541	523	463
Managed services	58	78	369	96	97	77	99	791	186	186	215	204
Licensing	18	14	55	15	16	10	14	77	15	28	16	18
Other & Unallocated	3	3	55	9	4	3	39	215	54	53	53	55
Total group revenues	3,450	3,235	13,178	3,682	3,254	3,279	2,963	13,813	3,763	3,520	3,452	3,078

Adj. operating income (loss)
Core Networking	153	41	630	288	123	123	96	479	258	93	139	(11)
in % of revenues	9.1%	2.8%	10.6%	16.0%	8.5%	9.0%	7.1%	7.8%	14.9%	6.1%	8.8%	-0.8%
Access	23	67	42	6	62	11	(37)	(85)	76	46	(75)	(132)
in % of revenues	1.3%	3.8%	0.6%	0.3%	3.4%	0.6%	-2.4%	-1.1%	3.8%	2.4%	-4.1%	-7.8%
Other & Unallocated	(1)	(26)	(49)	(10)	(15)	2	(26)	(116)	(41)	(25)	(18)	(32)
Total	175	82	623	284	170	136	33	278	293	114	46	(175)
in % of revenues	5.1%	2.5%	4.7%	7.7%	5.2%	4.1%	1.1%	2.0%	7.8%	3.2%	1.3%	-5.7%

Segment Operating Cash Flow
Core Networking	192	(42)	528	415	(38)	103	48	482	317	62	110	(7)
in % of revenues	11.5%	-2.9%	8.9%	23.0%	-2.6%	7.5%	3.6%	7.8%	18.4%	4.1%	6.9%	-0.5%
Access	129	(58)	48	154	(36)	(9)	(61)	(137)	223	26	(114)	(272)
in % of revenues	7.3%	-3.3%	0.7%	8.2%	-2.0%	-0.5%	-3.9%	-1.8%	11.2%	1.3%	-6.3%	-16.0%
Other & Unallocated	(5)	(52)	(82)	(51)	13	2	(46)	(134)	(53)	(49)	(36)	4
Total	316	(152)	494	518	(61)	96	(59)	211	487	39	(40)	(275)
in % of revenues	9.2%	-4.7%	3.7%	14.1%	-1.9%	2.9%	-2.0%	1.5%	12.9%	1.1%	-1.2%	-8.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2015	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer